EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

August 08, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO JULY PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the July 2013 production results from its San Gonzalo mine and Historic Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

July production from San Gonzalo and Avino Mine surface stockpiles are presented below:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total Silver Eq. Produced (oz) Calculated	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	30	6,372	285	1.31	82.32	73.35	48,131	196	60,903	432,577
Historic Above Ground Stock Piles (Circuit 2)	30	5,922	89	0.826	65.56	53.87	11,156	85	16,665	54,505
		12,294					59,287	281	77,568	587,082

Silver equivalent was calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

July marks another consistent month of production for Avino as we continue to see our operations normalize. Our crew at the mine is to be congratulated for making some major upgrades to the mill this month that resulted in a very minimal interruption to operations while adding an important component that is necessary to bring the facility’s capacity to 1,500 tonnes per day ready for the opening of the Avino Mine in 2014.

– David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo

Production numbers from January through July 2013 at San Gonzalo, as well as 2013 yearly totals are reported as follows:

	Jan-13	Feb-13	Mar-13	Apr-13	May-13	June-13	July-13	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	6,948	6,580	6,372	(3.2)	46,082
Average Daily Throughput (tpd)	228	229	230	223	232	227	212	(6.6)	226
Days of Operation	28	28	30	29	30	29	30	3.4	204
Feed Grade Silver (g/t)	315	306	307	274	279	285	285	0	293
Feed Grade Gold (g/t)	1.27	1.19	1.40	1.36	1.13	1.17	1.31	11.8	1.26
Bulk Concentrate (dry tonnes)	197	166	206	202	209	225	207	(8.0)	1,412
Bulk Concentrate Grade Silver (kg/t)	8.32	9.43	8.52	7.07	7.58	7.21	7.25	0.6	7.86
Bulk Concentrate Grade Gold (g/t)	29.1	30.4	34.5	31.7	27.3	25.5	29.6	16.1	29.6
Recovery Silver (%)	81	80	83	81	82	86	82	(4.7)	82
Recovery Gold (%)	70	66	73	73	72	75	73	(2.7)	72
Mill Availability (%)	91.1	99	96.7	96.1	97.2	95.8	91.8	(4.2)	95.3
Total Silver Produced (kg)	1,638	1,565	1,758	1,428	1,584	1,623	1,497	(7.8)	11,093
Total Gold Produced (g)	5,722	5,036	7,117	6,411	5,698	5,740	6,111	6.5	41,836
Total Silver Produced (oz) calculated	52,779	50,315	56,513	45,899	50,923	52,182	48,131	(7.8)	356,634
Total Gold Produced (oz) calculated	184	162	229	206	183	184	196	6.5	1,345
Total Silver Equivalent Produced (oz)	62,781	59,228	69,098	57,235	60,999	62,333	60,903	(2.3)	432,577

Silver equivalent for January through June was calculated using a 55:1 ratio for silver to gold, for the month of July a 65:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

July Highlights

•	Tonnage processed in July was lower than June due to the lower plant availability of 91.8%.

•	The lower plant availability was on account of maintenance for broken ball mill pinion shaft, crusher feed conveyor pulley and the installation of a new 4.25 ft. cone crusher.

•	Silver and gold recoveries were lower in July due to the maintenance issues experienced.

•	Less concentrate tonnage was produced in July due to the lower tonnage milled resulting in lower silver production as compared to June.

•	Gold production for July increased as compared to June due to the higher gold grade in the feed.

Circuit 2 – Avino Mine Stock Piles

Production numbers from Circuit 2 during April through July are presented below as well as yearly totals:

	April 2013	May 2013	June 2013	July 2013	% Change	YTD 2013
Total mill feed – (dry tonnes)	4,040	5,917	6,324	5,922	(6.4)	22,203
Days of Operation	19	30	29	30	3.4	108
Feed grade Silver - g/t	73	84	78	89	14.1	82
Feed grade Gold - g/t	0.79	0.70	0.84	0.83	(1.2)	0.79
Bulk concentrate – (dry tonnes)	49.84	66.05	84.42	80.52	(4.6)	280.83
Bulk Concentrate Grade Silver (kg/t)	3.977	4.833	3.509	4.310	22.8	4.133
Bulk Concentrate Grade Gold (g/t)	35.30	32.19	32.20	32.74	1.7	32.90
Recovery Silver (%)	67	64	60	66	10	64
Recovery Gold (%)	55	51	51	54	5.9	53
Mill availability (%)	63	83	96	87	(9.4)	89
Total Silver Produced (oz) calculated	6,373	10,264	9,525	11,156	17.1	37,319
Total Gold Produced (oz) calculated	57	68	87	85	(2.3)	297
Total Silver Eq. Produced (oz) calculated	9,484	14,023	14,332	16,665	16.3	54,505

Silver equivalent for April through June was calculated using a 55:1 ratio for silver to gold, for the month of July a 65:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

July Highlights

•	The maintenance issues experienced in the crushing plant resulted in lower tonnage processed and plant availability in July as compared to June.
•	Silver feed grade was higher in July resulting in better recoveries and greater production compared to June.
•	Gold production was slightly lower in July despite the slightly higher recovery due to lower tonnage processed.

Quality Assurance/Quality Control

Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS laboratory Services in Durango, Mexico and more recently at Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico; Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino
Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.